As filed with the Securities and Exchange Commission on June 28, 2023

Registration No. 333-269750

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

REGIONAL HEALTH PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Georgia	6519	81-5166048
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

454 Satellite Boulevard NW, Suite 100

Suwanee, Georgia 30024
(678) 869-5116
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brent Morrison
Chief Executive Officer and President

Regional Health Properties, Inc.
454 Satellite Boulevard NW, Suite 100
Suwanee, Georgia 30024
(678) 869-5116
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Davidson
Clinton W. Rancher
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002
(713) 229-1234

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-269750

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-4 amends the Registration Statement on Form S-4 (Reg. No. 333-269750) of Regional Health Properties, Inc., a Georgia corporation (the “Registrant”), as amended prior to the date hereof (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on May 25, 2023.

This Post-Effective Amendment No. 1 is being filed as an exhibit-only filing for the purpose of (i) replacing Exhibit 5.1: Legal Opinion of Troutman Pepper Hamilton Sanders LLP as to the legality of the securities being registered, previously filed with the Registration Statement, with an unqualified version of such legal opinion in accordance with Staff Legal Bulletin No. 19, (ii) adding Exhibit 3.4: Articles of Amendment to Amended and Restated Articles of Incorporation of Regional Health Properties, Inc., effective June 27, 2023, and Exhibit 3.6: Amendment No. 1 to Amended and Restated Bylaws of Regional Health Properties, Inc., effective June 27, 2023, and (iii) updating Item 21 of Part II of the Registration Statement in connection therewith. The Registration Statement is hereby amended, as appropriate, to reflect the replacement of Exhibit 5.1 and the addition of Exhibits 3.4 and 3.6. This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibit List

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation of Regional Health Properties, Inc., effective September 21, 2017 (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K12B filed on October 2, 2017)

3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of Regional Health Properties, Inc., effective December 31, 2018 (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed on December 28, 2018)

3.3	Articles of Amendment Establishing Series E Redeemable Preferred Shares of Regional Health Properties, Inc., effective February 14, 2023 (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed on February 17, 2023)

3.4†	Articles of Amendment to Amended and Restated Articles of Incorporation of Regional Health Properties, Inc., effective June 27, 2023

3.5	Amended and Restated Bylaws of Regional Health Properties, Inc., effective September 21, 2017 (incorporated by reference to Exhibit 3.3 of the Registrant’s Current Report on Form 8-K12B filed on October 2, 2017)

3.6†	Amendment No. 1 to Amended and Restated Bylaws of Regional Health Properties, Inc., effective June 27, 2023

4.1	Description of Regional Health Properties, Inc. Capital Stock (incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018)

4.2	Form of Common Stock Certificate of Regional Health Properties, Inc. (incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K12B filed on October 2, 2017)

4.3*	Warrant to Purchase 70,000 Shares of Common Stock, dated May 15, 2013, issued by AdCare Health Systems, Inc. to Ronald W. Fleming (incorporated by reference to Exhibit 4.23 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012)

5.1†	Legal Opinion of Troutman Pepper Hamilton Sanders LLP as to the legality of the securities being registered

8.1+	Legal Opinion of Baker Botts L.L.P. relating to tax matters

10.1*	Regional Health Properties, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed December 17, 2020)

10.2*	Form of Restricted Common Stock Agreement – Non Employee Director (2020 Equity Plan) (incorporated by reference to Exhibit 4.7 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)

10.3*	Form of Restricted Common Stock Agreement – Employee (2020 Equity Plan) (incorporated by reference to Exhibit 4.8 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)

10.4*	Form of Incentive Stock Option Award Agreement between Regional Health Properties, Inc. and participant (2020 Equity Plan) (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed on January 6, 2022)

10.5*	Form of Non-Qualified Stock Option Award Agreement between Regional Health Properties, Inc. and participant (2020 Equity Plan) (incorporated by reference to Exhibit 10.1(d) of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2022)

10.6*	Employment Agreement, dated July 1, 2021, by and among Regional Health Properties, Inc. and Brent Morrison (incorporated by reference to Exhibit 10.229 of Amendment No. 1 to the Registrant’s Registration Statement on Form S-4 filed on July 2, 2021 (File No. 333-256667)).

10.7*	Letter Agreement, dated October 1, 2013, among AdCare Health Systems, Inc., Park City Capital, LLC and Michael J. Fox (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on October 18, 2013)

10.8*	Consulting Agreement, dated as of August 16, 2020, by and between E. Clinton Cain and Regional Health Properties, Inc. (incorporated by reference to Exhibit 10.7 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020)

10.9	Mt. Kenn Property Holdings, LLC Deed to Secure Debt, Assignment of Rents and Security Agreement dated April 29, 2011 (incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K filed on May 5, 2011)

10.10	Form of Promissory Note, issued by Mount Trace Nursing ADK, LLC (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on June 16, 2011)

10.11	Loan Agreement, dated July 27, 2011, between Erin Property Holdings, LLC and Bank of Atlanta, with respect to the SBA Loan #47671350-10 (incorporated by reference to Exhibit 10.42 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.12	Term Note, dated July 27, 2011, made by Erin Property Holdings, LLC in favor of Bank of Atlanta (incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.13	Note and Loan Modification Agreement, dated as of May 1, 2020, by and between Erin Property Holdings, LLC and Regional Health Property, Inc. and Cadence Bank, NA (incorporated by reference to Exhibit 4.14 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020)

10.14	Note, dated July 27, 2011, made by Erin Property Holdings, LLC, in favor of Bank of Atlanta, with respect to the SBA Loan (incorporated by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.15	Term Loan Agreement, dated July 27, 2011, among Erin Property Holdings, LLC, Erin Nursing, LLC, AdCare Health Systems, Inc. and Bank of Atlanta, with respect to the USDA Loan (incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.16	Loan Agreement, dated July 27, 2011, between Erin Property Holdings, LLC and Bank of Atlanta, with respect to the SBA Loan (incorporated by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.17	Deed to Secure Debt and Security Agreement, dated July 27, 2011, between Erin Property Holdings, LLC and Bank of Atlanta, with respect to the USDA Loan (incorporated by reference to Exhibit 10.5 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.18	Deed to Secure Debt and Security Agreement, dated July 27, 2011, between Erin Property Holdings, LLC and Bank of Atlanta, with respect to the SBA Loan (incorporated by reference to Exhibit 10.6 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.19	Assignment of Leases and Rents, dated July 27, 2011, between Erin Property Holdings, LLC and Bank of Atlanta, with respect to the USDA Loan (incorporated by reference to Exhibit 10.7 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.20	Assignment of Leases and Rents, dated July 27, 2011, between Erin Property Holdings, LLC and Bank of Atlanta, with respect to the SBA Loan (incorporated by reference to Exhibit 10.8 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.21	Indemnity Agreement, Regarding Hazardous Materials, dated July 27, 2011, between Erin Property Holdings, LLC and Bank of Atlanta, with respect to the USDA Loan (incorporated by reference to Exhibit 10.9 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.22	Indemnity Agreement, Regarding Hazardous Materials, dated July 27, 2011, between Erin Property Holdings, LLC and Bank of Atlanta, with respect to the USDA Loan (incorporated by reference to Exhibit 10.10 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.23	Security Agreement, dated July 27, 2011, between Erin Property Holdings, LLC, Erin Nursing, LLC and Bank of Atlanta, with respect to the USDA Loan (incorporated by reference to Exhibit 10.11 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.24	Security Agreement, dated July 27, 2011, between Erin Property Holdings, LLC, Erin Nursing, LLC and Bank of Atlanta, with respect to the SBA Loan (incorporated by reference to Exhibit 10.12 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.25	Guaranty, dated July 27, 2011, made by Erin Nursing, LLC, with respect to the USDA Loan (incorporated by reference to Exhibit 10.13 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.26	Guaranty, dated July 27, 2011, made by AdCare Health Systems, Inc., with respect to the USDA Loan (incorporated by reference to Exhibit 10.14 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.27	Unconditional Guaranty Business and Industry Guarantee Loan Program, dated July 27, 2011, made by Erin Nursing, LLC, with respect to the USDA Loan (incorporated by reference to Exhibit 10.15 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.28	Unconditional Guarantee Business and Industry Guarantee Loan Program, dated July 27, 2011, made by AdCare Health Systems, Inc., with respect to the USDA Loan (incorporated by reference to Exhibit 10.16 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.29	Unconditional Guarantee, dated July 27, 2011, made by Erin Nursing, LLC, with respect to the SBA Loan (incorporated by reference to Exhibit 10.17 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.30	Unconditional Guarantee, dated July 27, 2011, made by AdCare Health Systems, Inc., with respect to the SBA Loan (incorporated by reference to Exhibit 10.18 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.31	Escrow Agreement, dated July 27, 2011, between Erin Property Holdings, LLC, Bank of Atlanta, and Bank of Atlanta as Escrow Agent, with respect to the USDA Loan and the SBA Loan (incorporated by reference to Exhibit 10.19 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.32	Loan Agreement, dated July 27, 2011, between Erin Property Holdings, LLC and Bank of Atlanta, with respect to the SBA Loan #47671350-10 (incorporated by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

10.33	Unconditional Guarantee, dated September 6, 2011, issued by CP Nursing, LLC in favor of Economic Development Corporation of Fulton County (incorporated by reference to Exhibit 10.48 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)

10.34	Unconditional Guarantee, dated September 6, 2011, issued by Hearth and Home of Ohio, Inc. in favor of Economic Development Corporation of Fulton County (incorporated by reference to Exhibit 10.49 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)

10.35	Cognovit Promissory Note, dated as of January 1, 2012, issued by Eaglewood Property Holdings, LLC and Eaglewood Village, LLC in favor of Eaglewood Villa, Ltd. in the amount of $500,000 (incorporated by reference to Exhibit 10.141 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011)

10.36	Cognovit Promissory Note, dated as of January 1, 2012, issued by Eaglewood Property Holdings, LLC and Eaglewood Village, LLC in favor of Eaglewood Villa, Ltd. in the amount of $4,500,000 (incorporated by reference to Exhibit 10.142 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011)

10.37	Guaranty Agreement, dated as of December 30, 2011, executed by AdCare Health Systems, Inc. and AdCare Property Holdings, LLC in favor of Eaglewood Villa, Ltd (incorporated by reference to Exhibit 10.143 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011)

10.38	Lease Agreement, dated August 1, 2010, between William M. Foster and ADK Georgia, LLC (incorporated by reference to Exhibit 10.155 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011)

10.39	First Amendment to Lease, dated August 31, 2010, between William M. Foster and ADK Georgia, LLC (incorporated by reference to Exhibit 10.156 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011)

10.40	Second Amendment to Lease, dated as of August 14, 2015, between William M. Foster and ADK Georgia, LLC (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on August 18, 2015)

10.41	Lease Termination Agreement Spring Valley, dated as of December 30, 2022, among Regional Health Properties, Inc., ADK Georgia, LLC and Spring Valley, LLC (incorporated by reference to Exhibit 10.33(c) of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2022)

10.42	Guaranty Agreement, dated as of June 1, 2010, entered into by AdCare Health Systems, Inc. to and for the benefit of Bank of Oklahoma, N.A. (incorporated by reference to Exhibit 10.159 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011)

10.43	Loan Agreement, dated as of April 12, 2012, between the City of Springfield, Ohio and Eaglewood Property Holdings, LLC (incorporated by reference to Exhibit 10.18 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)

10.44	Guaranty Agreement, dated as of April 12, 2012, made and entered into by AdCare Health Systems, Inc., to and for the benefit of BOKF, NA dba Bank of Oklahoma (incorporated by reference to Exhibit 10.19 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)

10.45	Land Use Restriction Agreement, dated as of April 12, 2012, by and between BOKF, NA dba Bank of Oklahoma and Eaglewood Property Holdings, LLC (incorporated by reference to Exhibit 10.20 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)

10.46	Open-End Mortgage, Assignment of Leases and Security Agreement, dated April 12, 2012, from Eaglewood Property Holdings, LLC to BOKF, NA dba Bank of Oklahoma (incorporated by reference to Exhibit 10.21 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)

10.47	Securities Purchase Agreement, dated as of June 28, 2012, between AdCare Health Systems, Inc. and the Buyers signatory thereto (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on July 5, 2012)

10.48	Bond Purchase Agreement, dated April 10, 2012, among Lawson Financial Corporation, The City of Springfield, Ohio and Eaglewood Property Holdings, LLC (incorporated by reference to Exhibit 10.40 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012)

10.49	Secured Loan Agreement, dated December 28, 2012, by and among Keybank National Association and the subsidiaries of AdCare Health Systems, Inc. named therein (incorporated by reference to Exhibit 10.263 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012)

10.50	Healthcare Facility Note, dated December 1, 2014, by and among Mt. Kenn Property Holdings, LLC and KeyBank National Association (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed on December 22, 2014)

10.51	Healthcare Deed to Secure Debt, Security Agreement and Assignment of Rents, dated December 1, 2014, by and among Mt. Kenn Property Holdings, LLC and KeyBank National Association (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 8-K filed on December 22, 2014)

10.52	Healthcare Regulatory Agreement, dated December 1, 2014, by and among Mt. Kenn Property Holdings, LLC, its successors, heirs, and assigns (jointly and severally) and the U.S. Department of Housing and Urban Development (incorporated by reference to Exhibit 99.4 of the Registrant’s Current Report on Form 8-K filed on December 22, 2014)

10.53	Regulatory Agreement and Mortgage Note dated July 29, 2008, by and between Hearth & Care of Greenfield and Red Mortgage Capital, Inc. (incorporated by reference to Exhibit 10.31 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008)

10.54	Modification of Mortgage Note Agreement dated as of October 1, 2014, by and between Hearth & Care of Greenfield, LLC. and Red Mortgage Capital, Inc (incorporated by reference to Exhibit 10.359 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014)

10.55	Security Instrument, Mortgage & Deed of Trust, dated September 24, 2014, by and between Glenvue H&R Property Holdings, LLC and Housing & Healthcare Finance, LLC (incorporated by reference to Exhibit 10.24 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014)

10.56	Healthcare Regulatory Agreement - Borrower, dated September 24, 2014, by and between Woodland Manor Property Holdings, LLC and The U.S. Department of Housing and Urban Development (incorporated by reference to Exhibit 10.25 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014)

10.57	Healthcare Regulatory Agreement - Borrower, dated September 24, 2014, by and between Glenvue H&R Property Holdings, LLC and U.S. Department of Housing and Urban Development (incorporated by reference to Exhibit 10.26 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014)

10.58	Healthcare Facility Note, dated September 24, 2014, by and between Woodland Manor Property Holdings, LLC and Housing & Healthcare Finance, LLC (incorporated by reference to Exhibit 10.27 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014)

10.59	Healthcare Facility Note, dated September 24, 2014, by and between Glenvue H&R Property Holdings, LLC and Housing & Healthcare Finance, LLC (incorporated by reference to Exhibit 10.28 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014)

10.60	Lease Agreement, dated February 27, 2015, by and between Sumter Valley Property Holdings, LLC and Blue Ridge of Sumter LLC (incorporated by reference to Exhibit 10.410 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014)

10.61	First Amendment to Lease Agreement, dated March 20, 2015, by and between Sumter Valley Property Holdings, LLC and Blue Ridge of Sumter, LLC (incorporated by reference to Exhibit 10.411 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014)

10.62	Lease Agreement, dated September 22, 2014, by and between Coosa Nursing ADK, LLC, and C.R. of Coosa Valley, LLC (incorporated by reference to Exhibit 10.415 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014)

10.63	First Amendment to Lease Agreement, dated November 21, 2014, by and between Coosa Nursing ADK, LLC, and C.R. of Coosa Valley, LLC (incorporated by reference to Exhibit 10.52(a) of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2022)

10.64	Second Amendment to Lease Agreement, dated September 14, 2015, by and between Coosa Nursing ADK, LLC and C.R. of Coosa Valley, LLC (incorporated by reference to Exhibit 10.124 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015)

10.65	Sublease Agreement, dated May 1, 2015, by and between QC Nursing, LLC and Southwest LTC-Quail Creek, LLC (incorporated by reference to Exhibit 10.84 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015)

10.66	Sublease Agreement, dated July 1, 2015, by and between 2014 HUD Master Tenant, LLC and C.R. of Glenvue, LLC (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed on July 7, 2015)

10.67	First Amendment to Sublease Agreement, dated August 14, 2015, by and between 2014 HUD Master Tenant, LLC and C.R. of Glenvue, LLC (incorporated by reference to Exhibit 10.126 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015)

10.68	Sublease Agreement, dated August 1, 2015, by and between 2014 HUD Master Tenant, LLC and EW SNF, LLC (incorporated by reference to Exhibit 99.6 of the Registrant’s Current Report on Form 8-K filed on August 5, 2015)

10.69	Lease Inducement Fee Agreement, dated August 1, 2015, by and between the AdCare Health Systems, Inc. and PWW Healthcare, LLC, PV SNF, LLC, HC SNF, LLC, EW SNF, LLC, and EW ALF, LLC (incorporated by reference to Exhibit 99.7 of the Registrant’s Current Report on Form 8-K filed on August 5, 2015)

10.70	Lease Guaranty made by AdCare Health Systems, Inc. for the benefit of William M. Foster, effective August 14, 2015 (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed on August 18, 2015)

10.71	Sublease Agreement, dated October 1, 2015, by and between KB HUD Master Tenant 2014, LLC, and C.R. of Autumn Breeze, LLC (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed on October 6, 2015)

10.72	Master Sublease Agreement, dated November 3, 2015, by and among ADK Georgia, LLC, and Jeffersonville Healthcare & Rehab, LLC, Oceanside Healthcare & Rehab, LLC, and Savannah Beach Healthcare & Rehab, LLC (incorporated by reference to Exhibit 10.141 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015)

10.73	Replacement Promissory Note, dated November 1, 2015, by and between New Beginnings Care, LLC, Jeffersonville Healthcare & Rehab, LLC, Oceanside Healthcare & Rehab, LLC, and Savannah Beach Healthcare & Rehab, LLC, and AdCare Health Systems, Inc. (incorporated by reference to Exhibit 10.142 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015)

10.74	Loan Agreement, dated May 1, 2017, between Meadowood Property Holdings, LLC and the Exchange Bank of Alabama in the original amount of $4.1 million (incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017)

10.75	Extension and Modification Agreement, dated as of October 1, 2021, by and between Meadowood Holdings Property, LLC and the Exchange Bank of Alabama (incorporated by reference to Exhibit 4.18 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021)

10.76	Guarantee Issued May 1, 2017, by and among AdCare Health Systems Inc., Regional Health Properties Inc., and Exchange Bank of Alabama (incorporated by reference to Exhibit 10.62 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2022)

10.77	Joinder and First Amendment to Guarantee Issued May 1, 2017, dated September 29, 2017, by and among AdCare Health Systems Inc., Regional Health Properties Inc., and Exchange Bank of Alabama (incorporated by reference to Exhibit 10.10 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017)

10.78	Affirmation and Assumption of Loan Documents, Limited Guarantees and Security Agreements Issued September 29, 2017, by and between Regional Health Properties, Inc., and Red Mortgage (incorporated by reference to Exhibit 10.11 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017)

10.79	Sublease Agreement, dated as of November 30, 2018, by and between Regional Health Properties, Inc. and Miami COV SNF, Inc. (incorporated by reference to Exhibit 10.206 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018)

10.80	Sublease Agreement, dated as of November 30, 2018, by and between RMC HUD Master Tenant, LLC and Greenfield SNF, Inc. (incorporated by reference to Exhibit 10.207 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018)

10.81	Sublease Agreement, dated as of November 30, 2018, by and between RMC HUD Master Tenant, LLC and Sidney SNF, Inc. (incorporated by reference to Exhibit 10.208 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018)

10.82	Sublease Agreement, dated as of November 30, 2018, by and between Eaglewood Village, LLC and Springfield Clark ALF, Inc. (incorporated by reference to Exhibit 10.209 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018)

10.83	Sublease Agreement, dated as of November 30, 2018, by and between 2014 HUD Master Tenant, LLC and Springfield SNF, Inc. (incorporated by reference to Exhibit 10.210 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018)

10.84	Guaranty, dated as of December 1, 2018, by and between Regional Health Properties, Inc. and Miami COV SNF, Inc., Greenfield SNF, Inc., Sidney SNF, Inc., Springfield Clark ALF Inc. and Springfield SNF, Inc. (incorporated by reference to Exhibit 10.211 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018)

10.85	Forbearance Agreement, dated as of January 11, 2019, by and between Covington Realty, LLC and Regional Health Properties, Inc. (incorporated by reference to Exhibit 10.212 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018)

10.86	Lease Agreement, dated as of February 28, 2019, by and between Mountain Trace Nursing ADK, LLC and Vero Health X, LLC (incorporated by reference to Exhibit 10.216 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018)

10.87	Settlement Agreement and Release, dated as of March 13, 2019, by and between Regional Health Properties, Inc. and Chapter 7 Trustee (incorporated by reference to Exhibit 10.219 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018)

10.88	Coosa Nursing ADK, LLC Loan Agreement dated September 30, 2010 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on October 6, 2010)

10.89	Coosa Nursing ADK, LLC Secured Promissory Note dated September 30, 2010 (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed on October 6, 2010)

10.90	Note Modification Agreement, dated as of May 1, 2020, by and between Coosa Nursing ADK, LLC and Metro City Bank (incorporated by reference to Exhibit 4.12 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020)

10.91	Term Loan Agreement dated as of January 24, 2011, by and between Mountain Trace Nursing ADK, LLC and Community Bank & Trust - West Georgia (incorporated by reference to Exhibit 10.75 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2022)

10.92	Extension Agreement, dated as of July 15, 2020, by and between Mountain Trace Nursing ADK, LLC and Community Bank & Trust – West Georgia (incorporated by reference to Exhibit 4.13 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020)

10.93	Agreement Regarding Lease and Note, dated as of August 27, 2020, by and between OS Tybee, LLC, SB Tybee, LLC, JV Jeffersonville, LLC and Regional Health Property, Inc. (incorporated by reference to Exhibit 10.6 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020)

10.94	Lease, dated as of January 1, 2021, by and between ADK Georgia, LLC and PS Operator, LLC (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on January 7, 2021)

10.95	Management Consulting Services Agreement, dated as of January 1, 2021, by and between Vero Health Management, LLC, and Tara Operator, LLC (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed on January 7, 2021)

10.96	Agreement Regarding Leases, dated as of December 1, 2020, by and between Regional Health Properties, Inc., and 3223 Falligant Avenue Associates, L.P., 3460 Powder Springs Road Associates, L.P., Wellington Healthcare Services II, L.P. and Mansell Court Associates LLC (incorporated by reference to Exhibit 10.247 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2020)

10.97	Promissory Note, dated as of September 30, 2021, by and between Coosa Nursing, LLC and the Exchange Bank of Alabama (incorporated by reference to Exhibit 4.17 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021)

10.98	Second Renewal Amended and Restated Promissory Note, dated as of August 17, 2021, by and between Regional Health Properties, Inc. and KeyBank National Association (incorporated by reference to Exhibit 4.19 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021)

10.99	Management Agreement, dated as of September 22, 2021, by and between Peach Health Group, LLC and Tara Operator, LLC (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on September 27, 2021)

10.100*	Outside Director Compensation Package (incorporated by reference to Exhibit 10.83 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2022)

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2022)

23.1+	Consent of Cherry Bekaert LLP

23.2†	Consent of Troutman Pepper Hamilton Sanders LLP (included in Exhibit 5.1)

23.3+	Consent of Baker Botts L.L.P. (included in Exhibit 8.1)

24.1+	Power of Attorney (included on the signature page to the initial filing of this Registration Statement on Form S-4)

99.1+	Form of Letter of Transmittal with respect to the Exchange Offer

99.2+	Form of Notice of Guaranteed Delivery with respect to the Exchange Offer

99.3+	Form of Proxy Card for Special Meeting for Holders of Series A Preferred Stock

99.4+	Form of Proxy Card for Special Meeting for Holders of Common Stock and Series E Preferred Stock

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
107+	Filing Fee Table

*	Identifies a management contract or compensatory plan or arrangement.

†	Filed herewith.

+	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suwanee, State of Georgia, on June 28, 2023.

REGIONAL HEALTH PROPERTIES, INC.

By:	/s/ Brent Morrison
Brent Morrison
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brent Morrison	Director, Chief Executive Officer and President (Principal Executive Officer)	June 28, 2023
Brent Morrison

/s/ Paul J. O’Sullivan	Senior Vice President (Principal Financial Officer and Principal Accounting Officer)	June 28, 2023
Paul J. O’Sullivan

*	Director	June 28, 2023
Michael J. Fox

*	Director	June 28, 2023
Kenneth W. Taylor

*	Director	June 28, 2023
David A. Tenwick

*By:	/s/ Brent Morrison
Brent Morrison, Attorney-in-Fact